October 28, 2015

Via Email and EDGAR
Mr. Terence O’Brien
Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Associated Materials LLC
Form 10-K for the Fiscal Year Ended January 3, 2015
Filed March 23, 2015
File No. 000-24956

Dear Mr. O’Brien:

Reference is made to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended January 3, 2015 (the “2014 Form 10-K”) of Associated Materials, LLC (the “Company”) in a letter dated October 15, 2015. We have considered the Staff’s comments and set forth below are the Staff’s comments, in italics, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended January 3, 2015

Critical Accounting Policies, page 36
Revenue Recognition, page 36

1.
We note your disclosure related to revenue recognition that for revenues related to installation, recognition is dependent on the type of contract and that for commercial and multi-family contracts; revenue is recognized based on the percentage of completion. Please disclose the percentage of revenue recognized using percentage of completion, and the type of output method used for all periods presented.

RESPONSE

The Company is appreciative of the Staff’s comment and wishes to provide disclosure that is responsive to the Staff’s request. As such, and in response to the Staff’s comment, in future Form 10-K filings, beginning with the Company’s Form 10-K for the fiscal year ended January 2, 2016, the Company will modify the critical accounting policies disclosure in Item 7 of such Form 10-K to include the following, with bold representing changes.

For contracts involving installation, revenue recognition is dependent on the type of contract under which the Company is performing. For single-family residential contracts, revenue is recognized when the installation is complete. For multi-family residential or commercial contracts, revenue is recognized based on the percentage of completion method, in accordance with ASC Topic 605-35, “Revenue Recognition-Construction-Type and Production-Type Contracts”. The Company measures percentage-of-completion by the percentage of labor costs incurred to date for each contract to the estimated total labor costs for such contract. Due to uncertainties inherent in the estimation process, contract costs incurred to date and expected completion costs are continuously monitored throughout the duration of the contract. If circumstances arise such as changes in job performance, job condition or anticipated contract settlement and it becomes necessary to revise completion cost, such revisions are recognized in the period in which they are determined. Provisions for the entirety of estimated losses on uncompleted contracts, if applicable, are made in the period in which such losses are determined. These factors influence management’s assessment of total contract value and the expected completion costs for the underlying contracts, thereby impacting the Company’s ultimate recognition of revenue.

For the years ended January 2, 2016, January 3, 2015 and December 28, 2013, approximately X%, 2% and 1%, respectively, of the Company’s revenue was driven by multi-family residential or commercial contracts utilizing percentage of completion revenue recognition.

Goodwill and Other Intangible Assets, page 37

2.
We note that you recognized a $144.2 million and $89.7 million in goodwill and other non-amortizable intangible charges respectively during fiscal year 2014. We further note you still have $317.3 million and $222.1 million of goodwill and non-amortizable intangibles respectively remaining after the impairment charges, representing over 46% of total assets as of January 3, 2015. Given how material goodwill and non-amortizable intangible assets are, please expand your disclosures to discuss any significant material uncertainties such as operational, economic, and competitive factors specific to the key assumptions underlying the fair value estimate used in your impairment testing that have the reasonable possibility of changing and could lead to additional, material goodwill or non-amortizable intangible impairment charges in the future. In the case of material uncertainties associated with your goodwill impairment charge, please also expand your disclosures to disclose the percentage by which fair value exceeds carrying value as of the most-recent step-one test.

RESPONSE

The Company is appreciative of the Staff’s comment and wishes to provide disclosure that is responsive to the Staff’s request. As such, and in response to the Staff’s comment, in future Form 10-K and Form 10-Q filings, beginning with the Company’s Form 10-Q for the quarterly period ended October 3, 2015, the Company will modify the disclosure in footnote 4 of the Company’s financial statements included in such Form 10-Q to include the following, with bold representing changes, and shall also include conforming modifications to its critical accounting policies disclosure in Item 7 of the Company’s Form 10-K for the fiscal year ended January 2, 2016.

The Company reviews goodwill for impairment on an annual basis at the beginning of the fourth quarter, or on an interim basis if there are indicators of potential impairment. The impairment test is conducted by management with the assistance of an independent valuation firm using an income approach. As there is currently no market for the Company’s equity, management performs the impairment analysis utilizing a discounted cash flow approach that incorporates current estimates regarding performance and macroeconomic factors, discounted at a weighted average cost of capital. Based on its most recent annual step one impairment test of goodwill and non-amortizable intangible assets performed during the fourth quarter of 2014, as of September 28, 2014, the Company’s fair value exceeded carrying value by approximately 14%. The assumptions utilized to estimate the fair value of the enterprise included 5-year projections of revenue, contribution margin, adjusted EBITDA and cash flows. Additional considerations included industry trends, internal management of operating expenses and anticipated improvements to the manufacturing inefficiencies that hindered operating results during 2014.

The operating results for the quarterly period ended October 3, 2015 are meeting or do not significantly deviate from the projections utilized previously during the prior year’s annual step one impairment test. As such, unless market conditions change from current expectations, the Company does not expect that it will have to record additional, material goodwill or non-amortizable intangible asset impairment charges in the near future.

Note 14 Stock Plans, page 42

3.
We note your disclosures related to your stock option grants under the Company’s 2010 Stock Incentive Plan. Specifically, we note that the Company is deferring recognition of stock compensation expense as a result of a repurchase right that is attached with the options. We further note your disclosure on page 64 that there is $13.4 million in unrecognized compensation expense related to such awards. Please tell us the authoritative guidance you relied upon to support your accounting and specifically address why you believe the repurchase right and any of the underlying terms of the awards support the Company’s position to defer recognition of stock compensation until a liquidity event or an IPO occurs.

RESPONSE

The stock-based awards granted under the Company’s 2010 Stock Incentive Plan (the “2010 Plan”) are accounted for as share-based payment arrangements pursuant to Accounting Standards Codification (“ASC”) Topic 718, Compensation - Stock Compensation (“ASC 718”).

Award Overview: The awards were authorized to be awarded under the 2010 Plan. Each grantee was notified of the terms of his individual award on October 13, 2010 and the awards can only be settled in common stock. However, there is no market for the Company’s common stock, since the Company is private; not publicly-traded, it is a public registrant. Some of the awards are time vesting options and some are performance vesting options. In either case, the Company has the right, but not the obligation, to purchase common stock issued through option exercises from grantees upon termination.

Regarding the Company’s right to purchase common stock:

Call Right: Upon employee termination for any reason, the Company has the right, but not the obligation, to purchase any or all common stock held by the employee (the “Repurchase Feature”). However, the Repurchase Feature expires upon an IPO.

The Repurchase Feature Purchase price

•	If the employee voluntarily terminates without good reason:

◦	The lesser of:

▪	(a) fair market value of the repurchased shares as of the repurchase date, or

▪	(b) purchase price paid by the employee for such shares.

•	the “F-Repurchase Feature”

•	If the Company terminates the employee for cause (e.g., fired):

◦	The lesser of:

▪	(a) fair market value of the repurchased shares as of the repurchase date, or

▪
(b) purchase price paid by the employee for such shares. This repurchase right is a clawback feature that is not a substantive vesting condition, but rather a protective clause in the event an employee is terminated for cause.

•	the “C-Repurchase Feature”

•	If the company terminates the employee without cause (e.g., laid off):

◦	fair market value of the repurchased shares as of the repurchase date

•	the “FMV-Repurchase Feature”

The F-Repurchase Feature creates an implicit service condition that does not expire until an IPO. Prior to the occurrence of an IPO, the employee cannot keep the shares, including any shares resulting from exercise, if the employee voluntarily terminates his or her relationship with the Company without good reason since the Company can exercise its repurchase feature at the lesser of fair value or cost. This conclusion is consistent with ASC 718-10-55-31(a), which states, in part:

“Under some share option arrangements, an option holder may exercise an option prior to vesting (usually to obtain a specific tax treatment); however, such arrangements generally require that any shares received upon exercise be returned to the entity (with or without a return of the exercise price to the holder) if the vesting conditions are not satisfied. Such an exercise is not substantive for accounting purposes.”

The repurchase feature functions as a forfeiture provision rather than a cash settlement feature.

The FMV-Repurchase Feature: ASC 718-10-25-11 states, “An option may be liability-classified if the underlying shares are liability-classified or if the entity can be required to settle the option by transferring cash or other assets.”

The Company has the right, but not the obligation, to repurchase the underlying shares upon the occurrence of certain termination events. Accordingly, because the FMV-Repurchase Feature is on underlying shares, we considered the applicable guidance at ASC 718-10-25-9 for puttable or callable shares, which states, in part:

“A puttable (or callable) share awarded to an employee as compensation shall be classified as a liability if either of the following conditions are met:

a)
The repurchase feature permits the employee to avoid bearing the risks and rewards normally associated with equity share ownership for a reasonable period of time from the date the requisite service is rendered and the share is issued. An employee begins to bear the risk and rewards normally associated with equity share ownership when all the requisite service has been rendered. A repurchase feature that can be exercised only upon the occurrence of a contingent event that is outside the employee’s control (such as an initial public offering) would not meet this condition until it become probable that the event will occur within the reasonable period of time.

b)	It is probable that the employer would prevent the employee from bearing those risk and rewards for a reasonable period of time from the date the share is issued.

In evaluating the guidance, ASC 728-10-25-9(b) is applicable to the Company because it holds a call option on the shares underlying the awards; versus ASC 718-10-25-9(a), which addresses puttable shares.

The FMV-Repurchase Feature is at fair value and can only be exercised after the employee has held the shares for at least 6 months as of the employee’s termination. Accordingly, the employee will be exposed to risk and rewards of share ownership for a reasonable period of time and the FMV-Repurchase Feature does not prevent the employee from avoiding the risk and rewards normally associated with equity ownership. As a result, the FMV-Repurchase Feature does not cause the awards to be classified as a liability.

Compensation expense should not be recognized for the Awards until the occurrence of an IPO: Per ASC 718-10-30, compensation expense should not be recognized unless all conditions have been met that are required to be met that affect the employee’s ability to vest in or exercise the awards. When one of the conditions is a performance condition, recognition of compensation cost should reflect the probable outcome of the condition. That is, if it is not probable that performance condition will be met, no compensation cost should be accrued. In this case, the awards vest upon an IPO.

The Company concluded that, as an IPO is not considered probable of occurring, no compensation expense should be recognized; i.e. and won’t be until said IPO event actually occurs.

Conclusion
As of January 3, 2015, it was not probable that any years’ EBITDA target would be met or that a change in control or liquidity event would occur (including an IPO event). Further, the Company also concluded that it’s not probable than an employee would be terminated without cause.

The Company also concluded:

1.	The F-Repurchase Feature functions as a forfeiture provision and therefore the awards do not vest until an IPO occurs.

2.	The FMV-Repurchase Feature does not cause the awards to be liability-classified.

3.	Compensation expense should not be recognized for the awards until the occurrence of an IPO.

4.	No employees were terminated without cause as of January 3, 2015 but, when and if this does occur, compensation expense would be recorded at that time.

As requested by the Staff, the Company acknowledges that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are filing this letter through EDGAR and emailing a copy to you. Please feel free to call me at (330) 922-7743 if you have any questions or need additional information.

Respectfully submitted,

ASSOCIATED MATERIALS, LLC

By:     /s/ Scott F. Stephens
Scott F. Stephens
Chief Financial Officer